The Chubb Corporation

15 Mountain View Road

Warren, NJ 07059

September 18, 2014

VIA EDGAR CORRESPONDENCE

Ms. Cecilia Blye

Chief of Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Chubb Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 1-08661

Dear Ms. Blye:

The following sets forth the responses of The Chubb Corporation (“Chubb” and together with its subsidiaries, the “Company”) to the comments contained in your letter dated August 7, 2014 with respect to Chubb’s Annual Report on Form 10-K for the year ended December 31, 2013 (“Form 10-K”). For your convenience, each comment is reprinted in bold prior to the response. Chubb’s responses below relate to the time period beginning January 1, 2011 through August 31, 2014, which includes the period covered in the Form 10-K that is the subject of your letter.

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General

1.	A document on your website titled “Chubb Marine Claim Representatives” identifies claim representatives located in Sudan and Syria. Additionally, you disclose on page 20 of the 10-K that you conduct business in Latin America, a region that includes Cuba.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

The Company provides property and casualty insurance products and services through its U.S. and non-U.S. subsidiaries and branches to businesses and individuals around the world. The Company has approximately 10,200 employees worldwide and offices in 26 countries. The Company is strongly committed to compliance with U.S. economic sanctions laws and regulations, including those in effect against Cuba, Sudan and Syria, and utilizes an extensive global compliance program. The Company has a Code of Business Conduct (the “Code”), which applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s enterprise-wide policy that all employees must be aware of and comply with applicable economic sanctions laws and regulations. All Company employees are required annually to acknowledge their review and understanding of, and agreement to comply with, the Code, and to participate in Code training. The Company also uses internal systems, processes and controls to address economic sanctions compliance (including, without limitation, screening, training and other risk mitigation activities).

Ms. Cecilia Blye	Page 2
Securities and Exchange Commission

The Company does not have, and has not had, any offices or other assets, physical presence, operations, employees or agents in Cuba, Sudan or Syria, and has not marketed or sold insurance in any of those countries. The Company has made no payments to, and has not received any payments from, a national of Cuba, Sudan or Syria, or any entity that is otherwise targeted by U.S. sanctions applicable to Cuba, Sudan or Syria.

The Company has not provided any services or products to Cuba, Sudan or Syria (and, as an insurer, the Company is not in the business of providing information, software or technology to its customers). The Company has not entered into any agreements, commercial arrangements or other contracts with the governments, or entities controlled by the governments, of Cuba, Sudan or Syria. The Company has not made, and does not plan to make, any investments directly, or to its knowledge, indirectly, in the governments, or entities controlled by the governments, of Cuba, Sudan or Syria or an entity that is otherwise targeted by U.S. sanctions applicable to Cuba, Sudan or Syria.

In summary, the Company has not had any direct contacts with Cuba, Sudan or Syria. Furthermore, the Company does not anticipate establishing such contacts with Cuba, Sudan or Syria in the foreseeable future, provided the current regulations remain in effect.

Similar to other multinational organizations, the Company conducts business with many customers and other third parties around the world, which may themselves engage in transactions with, may operate in or have other contacts with, Cuba, Sudan or Syria. The nature of insurance coverage that the Company provides to third parties engaged in global commerce makes it difficult to quantify in the Company’s insurance portfolios potential exposure from the activities of such third parties in any given geographic region. The goods, services or persons the Company insures may travel around the world depending on the business being conducted by its insureds. Clients’ insurable risks, or portions of them, may not be country-specific and may not be measurable on a country-specific basis. Multinational organizations frequently manage their insurance needs on a consolidated basis on behalf of their subsidiaries and affiliates and policies for such organizations often will have worldwide coverage, perhaps even without reference to specifically identifiable countries.

To the extent that the global activities of third parties that conduct business with the Company and the nature of the property and casualty insurance business, as described above, could be deemed to be considered indirect contacts with Cuba, Sudan or Syria, the Company’s systems and controls are designed to prevent transactions by the Company that may violate applicable economic sanctions laws. If the Company finds, in connection with its underwriting, claims handling or other transaction, that the given transaction involves a sanctioned country or a prohibited party, as defined by U.S. sanctions regulations regarding Cuba, Sudan or Syria, the Company has processes and procedures in place (some of which are noted above) to take remedial actions that may be required by applicable law, including but not limited to, denying coverage for a claim that involves activities not licensed or otherwise authorized by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

As indicated in the staff’s letter, the Company’s website contains a document entitled “Chubb Marine Claim Representatives” (the “Marine Claim document”) that identifies “claim representatives” located in Sudan and Syria. The term “claim representatives” is a misnomer since they are not representatives of the Company; instead, they are akin to independent “general adjusters” or “outside adjusters” in that they are retained by insurers or insureds to conduct inspections, surveys and examinations related to losses incurred by customers of the Company. They are not agents of the Company and they do not have the authority to represent the Company merely as the result of being listed in the Marine Claim document. They are listed in the Marine Claim document to accommodate the Company’s customers’ potential need to report and survey losses incurred in a variety of countries outside the United States. Because of the worldwide nature of the Company’s marine insurance business, access by our customers to reputable and skilled surveyors around the world is critical to the prompt and efficient adjustment of losses.

The Marine Claim document lists the Company’s branch or subsidiary as a “Claim Representative” in geographic locations where the Company has a branch or subsidiary. In other locations, independent surveyors are listed. The Company does not compensate the listed entities for appearing in the Marine

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Securities and Exchange Commission

Claim document, they have no agreement with the Company for so appearing and, as indicated above, they have no authority to act on the Company’s behalf. The Company has not retained either of the entities listed in the Marine Claim document in Syria or Sudan to survey a loss or adjust a claim and has made no payment to them.

To better describe the arrangement with the listed entities and to avoid confusion, the Company is in the process of changing the title of the document identified in the staff’s letter to “Marine Claim Surveyors” and changing the heading “Claim Representative” to “Claim Surveyor.”

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As indicated in the response to Comment 1, the Company does not have, and has not had, any assets or operations in, or any other direct contacts with, Cuba, Sudan and Syria. To the extent that the global activities of third parties that conduct business with the Company and the nature of the property and casualty insurance business, as described in the response to Comment 1, could be deemed to be considered indirect contacts with Cuba, Sudan or Syria, the Company does not believe that any such contacts would constitute, on either a quantitative or qualitative basis, a material investment risk for Chubb’s security holders. Especially in light of the Company’s robust economic sanctions compliance program (including, without limitation, screening, training and other risk mitigation activities), the Company does not believe any such possible indirect contacts would be deemed important to a reasonable investor (including any state or municipal governments, universities or other investors) in making an investment decision about Chubb or would impact the Company’s reputation or Chubb’s share value.

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Chubb acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of Chubb, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and that staff comments may not be asserted by Chubb as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please do not hesitate to contact me at (908) 903-3500.

Very truly yours,

/s/ Maureen A. Brundage
Maureen A. Brundage
Executive Vice President, General Counsel & Secretary